

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

June 29, 2012

Via Email
Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street, Haidian District
Beijing 100080
People's Republic of China

> **Re:** **New Oriental Education & Technology Group Inc.**
> **Form 20-F for Fiscal Year Ended May 31, 2011**
> **Filed October 14, 2011**
> **Response dated June 8, 2012**
> **File No. 001-32993**

Dear Mr. Hsieh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, revised disclosures or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended May 31, 2011

General

1.   We note your entry into new VIE agreements. Please provide us with your legal analysis as to how your VIE agreements would be considered valid pursuant to

Article 52 of the PRC Contract Law. It appears that pursuant to Article 52 of the PRC Contract Law, such contracts may be determined to be invalid because an "illegitimate purpose is concealed under the guise of legitimate acts," and the contract "violates the mandatory provisions of a law or administrative regulation," considering various applicable PRC rules, regulations, circulars and notices. For example, we note the Circular 10 prohibition against round-trip investment and the MOFCOM Industry Catalogue restriction on foreign investment in this industry. Please include your consideration of all applicable PRC rules, regulations, circulars and notices, including but not limited to those aforementioned. We note your risk factor regarding uncertainties in PRC law. Please be specific in your analysis and distinguish between legal validity versus uncertainty as to enforcement of breaches.

2. Please describe the purpose, design and overall economics of the VIE, including addressing what risks it was designed to pass along to the primary beneficiary, as well as the overall strategy for distributing returns of the VIE and or funding losses of the VIE.

3. Please list and describe to us the activities that most significantly impact the economic performance of your VIE. In your response, tell us how you considered the following activities:

- Developing content of educational programs;
- Hiring and conducting performance evaluations of teachers/service providers;
- Managing student enrollments;
- Marketing and recruiting students;
- Establishing pricing for services and products offered;
- Policy over payment of cash from the VIE; and
- Control over the chops.

4. For each of the activities that most significantly impact the economic performance of your VIE that you identified in the response to the comment above, please identify who makes the significant decisions involving those activities (e.g., managers or board of directors); and therefore, who has power over each individual activity. Please clearly describe and distinguish between any contractual rights that convey power over each individual activity, as well as power that is being exercised in practice by providing examples. In instances in which you believe that there are contractual rights that convey power, please specify the language in the contract that conveys that specific power and when those contractual rights became effective. To the extent such decisions are made by the board of directors; provide us with board

minutes from the year ended May 31, 2012 that evidence that the board of directors made decisions involving each of the significant activities identified.

5. Please describe for us the decision making process for the significant activities, including who makes the initial decision, what decisions require elevation for approval by another party (e.g., board of directors), and where in the company's governing documents these decision making processes are laid out. Please also describe what mechanisms are in place if the decisions made by the WFOE are not abided by at the local manager level, including the safeguards in place to prevent the local manager from seizing effective control via control of the chops or otherwise.

6. Please describe how it was determined which activities are most significant, and therefore convey the power over the VIE. For example, if three of the most significant activities are held by the WFOE and one of the most significant activities is held by the manager of the VIE, then describe how it was determined that the three significant activities held by the WFOE are more or less significant in the aggregate compared to the one most significant activity that is held by the manager of the VIE.

7. We note that Circular 45, strengthening Circular 142, promulgated November 16, 2011 by the State Administration of Foreign Exchange, or SAFE, expressly prohibits foreign invested entities, or FIEs, including WFOEs, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits an FIE from converting registered capital in foreign exchange into RMB for payment of various types of cash deposits. Tell us how Circular 45 restricts the ability of your WFOEs to provide financial support to your VIE, how these restrictions affect your operations, what steps you are taking to account for these restrictions going forward and what risks may ensue. In this analysis discuss all restrictions imposed by Circular 142 and Circular 45, including but not limited to those regarding the use of RMB converted from foreign currency denomination, and detail how each does or does not apply to your operations considering your corporate structure.

8. Detail logistically how you will provide any necessary financial support to your VIE including but not limited to how cash will be transferred, to which corporate entities or individuals acting as intermediaries and how those funds will be transferred to your

VIE. Citing the appropriate authority, detail the maximum amounts or caps under PRC rules, regulations, circulars and notices, for the distinct periods to which these entities and individuals will be subject (e.g., annually) and how these amounts will work to provide the necessary funding to your VIE.

9.   Citing all applicable PRC rules, regulations, circulars and notices, please provide us with your legal analysis as to how your VIE agreements do or do not provide the following provisions:

- A power of attorney for the shareholders of the VIE, which grants the registrant's directors and their successors the power to exercise all rights of the VIE's shareholder (e.g., voting rights, the right to sign minutes, the right to file documents).

- Dispute resolution clauses that provide for arbitrators to award remedies involving the VIE's assets and injunctive relief (e.g., for the conduct of business or to compel the transfer of assets).

- Control of the VIE's assets, and not only the right to manage its business and the right to returns, to ensure that a liquidator can act to seize the VIE's assets in a liquidation.

10.   We note your use of an equity pledge agreement as part of the VIE agreements. Please tell us why you do not have first priority pledges and liens against some or all of the VIE's assets in order to encompass control of the VIE's assets rather than the right to manage the VIE's business and the right to returns. We note for example, that other VIE corporate structures include a primary beneficiary with pledges of the VIE's accounts receivable. This secure demonstration of control by the primary beneficiary would seem to ensure that a liquidator would be able to act to seize the VIE's assets in a liquidation.

11.   We note your response to prior comment three from our letter dated May 18 and your conclusion that "the company and its PRC counsel confirm that the powers of attorney contain all necessary provisions, including nominating and voting rights under PRC law to maintain a controlling interest in the VIE, such that it has the

power to direct the activities that most significantly impact the VIE's economic performance." Please:

- Explain how the power of attorney conveys all rights held by the shareholder of the VIE to the WFOE per the language that such shareholder of the VIE authorizes the WFOE "as [its] proxy to exercise shareholder's rights representing 37% of the [VIEs] voting shares as [the WFOE] <u>may deem as appropriate or necessary</u> (emphasis added)." Please explain how this clause, which articulates no specific facts or circumstances regarding what rights may be exercised, gives the WFOE all shareholder rights. Provide us with your detailed legal analysis as to the business purpose of such a clause and the legal validity and effect of such a contract and this clause that lacks specificity. It appears that this clause is too vague to allow for effective action by the PRC courts, providing no clarity or objectivity of the standards for default or the penalty. Cite all relevant PRC rules, regulations, circulars and notices as appropriate.

- Tell us which of the entitlements (i) through (vi) in your response are pursuant to the VIE articles of the VIE and separately from the PRC Company Law.

12. Please advise us in what capacity Mr. Yu signed the Option Agreement on behalf of Beijing New Oriental Education and Technology (Group) Co., Ltd., be it as Chairman and CEO, or in some other capacity.

13.   We note that your five equity pledge agreements pledge 100% of the equity interests
        in New Oriental <u>in total</u>, that is, among the five agreements, but not individually. For
        example, in Exhibit 1 only 10% of the equity interest in New Oriental is pledged by
        the shareholder to the WFOE. Please explain in detail how this equity pledge
        structure best secures your equity rights in each entity and as a group when
        considering consolidation control. Further, detail what rights, substantive and
        procedural, differ for a WFOE holding a 100% of the equity in a VIE as opposed to a
        WFOE holding a percentage less than 100% of the equity in a VIE. For example,
        explain whether this split in assignment of pledged equity percentage affects the
        ability of any one WFOE to dispose of the equity pledge interest in the event of
        default by the VIE by public auction of the equity. Please cite all relevant PRC rules,
        regulations, circulars and notices.

14.   We note the inclusion of Exhibit 6 the Option Agreement provided supplementally in
        your response to comment 1 from our letter dated May 18, 2012. It appears the
        agreement only provides for a transfer of 37% of the equity interest that the
        shareholder has in New Oriental Education & Technology Group Co., Ltd. Please
        explain this arrangement in greater detail in light of your response to several
        comments that indicate that your WFOE could require the transfer of all equity
        interests in the event that the shareholder of the VIE acts adversely to the interests of
        the WFOE.

<u>Risk Factors, page 5</u>

<u>Risks Related to Our Corporate Structure, page 13</u>

15.   We note that in your response to comment three from our letter dated May 18, 2012
        you state that "the powers of attorney do not prohibit the shareholder of the VIE from
        revoking its authorization to the WFOEs." You go on to state that "[n]onetheless, the
        shareholder of the VIE cannot effectively revoke its authorization under the current
        VIE structure." These statements appear to be inconsistent. Please advise or revise to
        reconcile the statements.

        Furthermore, please explain why the Powers of Attorney were executed with limited
        and potentially revocable authorization given the stated purpose of assisting in
        establishing and maintain control under your VIE corporate structure. We note your

statement that the revocability of the Powers of Attorney is not crucial to the WFOEs' control over the VIE operation.

16.   We note your response to comment three of our letter dated May 18, 2012. You indicate in your response that the power of attorney agreement is revocable and the option agreement permits the WFOEs to compel the shareholder of the VIE to transfer all of its equity interest in the VIE to the WFOEs when the shareholder of the VIE acts to the detriment of the interest of the WFOEs. Please address the following questions with regard to your response:

- Please provide a reference to the contract where the right described above is documented, as we were not able to find it.

- The option agreement you included in Exhibit 6 appears to only convey the right to purchase 37% of the equity interest, which is not a controlling interest, assuming equity ownership is commensurate with voting rights. Please explain why you believe this right would convey power when it is not currently exercisable due to PRC law and if exercised, would not result in a controlling financial interest.

- We have included several comments regarding the option agreement; however, if we assume that the option agreement and the power of attorney agreement together give the WFOE certain rights, we question whether the WFOE has the power. Since the shareholder of the VIE has the unilateral right to terminate the power of attorney at anytime for any reason, we believe that the power of attorney agreement does not provide power to the WFOE.   If the rights conveyed through the power of attorney are the only significant activity that the WFOE holds power over, then consolidation by the WFOE of the VIE is not appropriate under ASC 810-10-25-38A. Please revise or advise.

17.   We note your statement that despite the revocability of the power of attorney, "the shareholder of the VIE cannot effectively revoke its authorization under the current VIE structure," whereby you seem to imply that a revocation of the power of attorney would be a breach under the option agreement. Please clarify your response on same.

18.   We note your response to prior comment four from our letter dated May 18, 2012. Tell us whether, pursuant to the VIE agreements and applicable PRC law, the WFOEs may compel the VIE shareholders to transfer the equity of the VIEs to designees of the WFOEs at any time for nominal consideration, irrespective of when, under PRC law, the WFOE may exercise its option to hold the VIE equity directly. We note that under the Option Agreement between WFOE Shanghai Smart Words Software Technology Company Limited and VIE shareholder Beijing Century Friendship Education Investment Co., Ltd., like the other option agreements between the other WFOEs and the VIE, the WFOE may compel transfer of the equity interest of the VIE by the VIE shareholder to a third party designated by the WFOE where the WFOE "can legally own all or part of the Target Equity Interest under the PRC Laws and administrative regulations;" or "[o]ther circumstances deemed as appropriate or necessary by Party A." See Section 1.1.1 of Exhibit 6.

Please explain the latter clause, which articulates no specific facts or circumstances of when or whereby the WFOE may compel the VIE shareholder to transfer the VIE equity. Provide us with your detailed legal analysis as to the business purpose of such a clause and the legal validity and effect of a contract and this clause lacking specificity. It appears that this clause is too vague to allow for effective action by the courts, providing no clarity or objectivity of the standards for default or the penalty. Cite all relevant PRC rules, regulations, circulars and notices as appropriate.

19.   We note your response to comment four of our letter dated May 18, 2012. Since contractual agreements that transferred the nomination and voting rights from the VIE to the WFOEs did not exist prior to April 23, 2012, it does not appear that power was conveyed to the WFOEs through contract pursuant to the guidance in ASC 810-10-25-38A. We note that pursuant to the option agreement, the WFOEs have the right to purchase from the shareholders of the VIE the equity interest in the VIE when and to the extent permitted under PRC law. We believe that until such right is exercisable, the option agreement does not give the power to the WFOEs to direct the activities that most significantly impact the VIE's economic performance. Please revise your financial statements to reflect that the VIE not be consolidated, or explain to us in detail how the contractual agreements conveyed power to the WFOEs. We continue to assess your application of ASC 810 subsequent to April 23, 2012.

20.   We note your response to comments five and six from our letter dated May 18, 2012. Provide relevant citations to all relevant PRC laws, rules or circulars supporting your assertion that the registered equity pledge secures all debts and liabilities arising from

the principal agreements and not just the amount stated on the application form. We continue to believe that the secured debt amount listed on the registered equity pledge is material and disclosure is important to clarify the purpose and effect of the VIE agreements upon which you rely. As previously requested, please state the amount each registered equity pledge lists as secured and disclose what that amount represents. On a supplemental basis, please provide us with English translations of each registered equity pledge.

21.   Outline the remedies available to the WFOE and how the registered equity pledge debt amount would be treated by which Chinese agency or authority, i.e., property exchange where auction would occur, were the WFOE to act to dispose of the registered equity pledge interest represented by the debt amount listed therein. Separately, review, how the remaining "scope of the agreed equity pledge" in the equity pledge agreement, representing the amount in excess of the debt amount listed on the registered equity pledge, would be determined and by which Chinese agency or authority, including local Chinese courts and the risks to the WFOE of satisfaction of those amounts as a result of same. Due to the distinction in the method and venue of the determination of the scope or amount of the registered equity pledge debt amount and the "scope of the agreed equity pledge" separately represented by the equity pledge agreement, and the difference in remedies available to the WFOE during pursuit of the two.

22.   We note your response to comment seven from our letter dated May 18, 2012. In the last paragraph you state that the WFOEs "can obtain the pledged equity interests when enforcing the pledge without public auction." Please explain your response in greater detail. It is our understanding that public auction is the primary remedy available to a WFOE to recover the value of their equity interest when a VIE breaches an equity pledge agreement.

23.   We note your response to comment ten of our letter dated May 18, 2012. You indicate that the four types of contractual agreements between the VIE and WFOEs give the company "the right to receive substantially all of the economic benefits of the VIE." We have the following questions related to this response:

   a) We have received draft contracts, finalized contracts and through comments have read assertions explaining the way the contracts work. However, we have noted that some information provided is not consistent. Therefore, in order to confirm our understanding of the Company's views of the contract or practices which directly impact the consolidation analysis, please list out the contractual arrangements applicable at your fiscal year end May 31, 2011, including the following information as it relates to each contract:

      i) Description of the agreement (for example, if option agreement the date exercisable, the price, and the ownership amount),

      ii) Term,

      iii) Renewal terms,

      iv) Kick-out terms,

      v) Service provided under the agreement,

      vi) Compensation due under the agreement, including the specific percentages and/or formulas used to determine the fees,

      vii) Barriers to exercising contractual rights under the agreement,

      viii)   Description of what practice has evolved if different than the contractual rights (for example, in response to comment 10, the Company indicated that contracts automatically renew; however the some of the contractual arrangement specify renewal requires approval of both parties),

      ix) Penalties,

      x) Enforceability in PRC if the contract is violated, and

      xi) Actual payment history of fees and services provided for the past three fiscal years.

In addition, please describe in detail the changes to the above terms of the contracts between May 31, 2011 and April 23, 2012, the date the contractual arrangements were revised.

b) Please explain whether the contracts are tied together such that if one is breached or canceled the others would automatically terminate.

c) Please provide an analysis of ASC 810-10-55-34 (decision maker contracts) and ASC 810-10-55-37 (other service provider contracts) to illustrate whether any of these contractual arrangements are variable interests, including addressing whether the fees paid under each of the contracts are commensurate with the level of service by comparing the compensation structure to unrelated third party similar arrangements or other supporting analysis.

      d) Please explain in detail how the agreements in the aggregate convey substantially all of the economic benefits of the VIEs citing the specific clauses in each respective agreement and describing and quantifying how the fees were significant to the VIEs.

24.   Please provide the same analysis requested in comment eight as of the date the power of attorney and/or significant changes in the contracts have occurred.

25.   We note from your response to comment ten of our letter dated May 18, 2012 that the WFOEs received payments during the three fiscal years ended May 31, 2011 totaling $193.5 million. Please explain to us how the WFOEs used the cash received, if at all. Please explain how this amount was determined and who made the decisions around when and how much to pay.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Adams, Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Paul Fischer, Attorney-Advisor, at 202-551-3415 with any other questions.

                           Sincerely,

                           /s/ Celeste M. Murphy for

                           Larry Spirgel
                           Assistant Director

cc: <u>Via Email</u>
       Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP